Exhibit 12.1

REXFORD INDUSTRIAL REALTY, INC.
Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Rexford Industrial Realty, Inc.					Rexford Industrial Realty, Inc. Predecessor
	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Period from July 24, 2013 to December 31, 2013	Period from January 1, 2013 to July 23, 2013
Earnings
Add:
Income (loss) from continuing operations before adjustment for income or loss from equity investees	$41,689	$24,425	$1,857	$(1,141)	$(1,102)	$(7,279)
Fixed charges (see below)	27,974	18,678	9,361	6,534	1,791	9,415
Amortization of capitalized interest(1)	70	12	—	—	—	—
Distributed income of equity investees	11	5,530	—	1,689	—	—
Subtract:
Preferred dividends	(5,875)	(1,983)	—	—	—	—
Capitalized interest	(1,694)	(1,653)	(754)	(42)	—	—
Earnings	$62,175	$45,009	$10,464	$7,040	$689	$2,136

Fixed Charges
Interest expense	20,209	14,848	8,453	6,400	1,763	9,395
Preferred dividends	5,875	1,983	—	—	—	—
Capitalized interest	1,694	1,653	754	42	—	—
Rental expense at computed interest factor(2)	196	194	154	92	28	20
Fixed charges	$27,974	$18,678	$9,361	$6,534	$1,791	$9,415

Consolidated ratio of earnings to fixed charges and preferred stock dividends	2.22	2.41	1.12	1.08	0.38	0.23
Inadequate amount	$—	$—	$—	$—	$(1,102)	$(7,279)

(1)	Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs capitalized.

(2)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.